UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 4

Under the Securities Exchange Act of 1934

DIEBOLD NIXDORF, INCORPORATED
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
253651103
(CUSIP Number)

with copy to:
Alexander J. Roepers Atlantic Investment Management, Inc. 666 Fifth Avenue New York, New York 10103 (212) 484-5050	Allen B. Levithan Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 253651103
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Atlantic Investment Management, Inc.

2) Check the Appropriate Box if a Member of a Group (see Instructions):		(a) [ ]
		(b) [ ]
3) SEC Use Only
4) Source of Funds (See Instructions): AF, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6) Citizenship or Place of Organization: Delaware

Number of	7) Sole Voting Power:	4,364,617*
Shares Beneficially	8) Shared Voting Power:	0
Owned by
Each Reporting	9) Sole Dispositive Power:	5,168,422*
Person With	10) Shared Dispositive Power:	0

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 5,168,422*
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable
13) Percent of Class Represented by Amount in Row (11): 6.8%*
14) Type of Reporting Person (See Instructions): IA

* Includes: (i) 570,831 shares (0.76%) of the Issuer’s Common Stock, par value $0.001 per share (“Shares”), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company; (ii) 2,943,333 Shares (3.90%) beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company; (iii) 198,411 Shares (0.26%) beneficially owned by Cambrian Global Master Fund, Ltd., a British Virgin Islands company; and (iv) 1,455,847 Shares (1.93%) held in one or more other accounts (“Other Accounts”). Atlantic Investment Management, Inc., serving as the investment advisor of the foregoing parties and the Other Accounts, has sole voting power over 4,364,617 Shares and sole dispositive power over all Shares beneficially owned by such parties or held in the Other Accounts. See Items 2 and 5 for additional details.

Item 1.          Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Diebold NIXDORF, Inc. (the “Issuer”). The Issuer has principal executive offices located at 5995 Mayfair Road, P.O. Box 3077, North Canton, OH 44720.

Item 2.          Identity and Background.

(a)       This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the “Reporting Person”), with respect to 4,364,617 Shares over which the Reporting Person has sole voting power by reason and 5,168,422 Shares over which the Reporting Person has sole dispositive power by reason of serving as the investment advisor to: (i) AJR International Master Fund, Ltd., a British Virgin Islands company (“AJR”); (ii) Cambrian Master Fund, Ltd., a British Virgin Islands company (“Cambrian Fund”); (iii) Cambrian Global Master Fund, Ltd., a British Virgin Islands company (“Cambrian Global Fund”); and (vi) one or more other accounts (“Other Accounts”).

(b)       The business address of the Reporting Person and Mr. Alexander Roepers, the president, sole director and sole shareholder of the Reporting Person, is 666 Fifth Avenue, New York, New York 10103.

(c)       The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

(d)       Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Neitherthe Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Roepers is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts were purchased with the investment capital of such entities and accounts. The aggregate amount of funds used in making the purchases reported on this Schedule 13D was approximately $125,633,258.

Item 4.          Purpose of Transaction.

The Reporting Person acquired, on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts and continues to hold, the Shares reported in this Schedule 13D for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person’s clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

The Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

The Reporting Person and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters related to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 4 is hereby supplemented with the addition of the following:

Since the November 16, 2017 filing, the Reporting Person has continued to be in active discussions with the Issuer with regard to ways to enhance long term shareholder value. Recent sales of Issuer’s shares by the Reporting Person do not reflect a loss of confidence in the Issuer’s prospect for substantial capital appreciation over time. The Reporting Person has taken note of the December 13, 2017 announcement of the resignation of CEO Andy Mattes and is supportive of the appointment of the two interim co-CEO’s, Chris Chapman and Juergen Wunram, and the search for a qualified permanent CEO. Further, the Reporting Person continues to be supportive of the Issuer’s merger integration plan and continues to have confidence in the Issuers’ ability to achieve its stated 2020 financial targets per the February 2017 Investor Day.

Item 5.          Interest in Securities of the Issuer.

(a)       Based upon the information contained in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 31, 2017, there were issued and outstanding 75,534,183 Shares as of October 26, 2017.

(b)       The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. Accordingly, the Reporting Person is deemed the beneficial owner of 5,168,422 Shares, or 6.8% of the outstanding Shares.

(c)       The following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts in Shares during the past sixty (60) days:

Date	Quantity	Price	Transaction
11/15/2017	48,890	16.2144	Open Market Purchase
11/28/2017	(2,166)	18.9702	Open Market Sale
12/4/2017	(40,200)	19.2451	Open Market Sale
12/5/2017	(11,500)	19.0334	Open Market Sale
12/6/2017	(16,800)	18.8320	Open Market Sale
12/11/2017	(100)	19.0000	Open Market Sale
12/12/2017	(215)	19.0011	Open Market Sale
12/12/2017	(16,085)	19.0010	Open Market Sale
12/14/2017	(8,214)	17.5718	Open Market Sale
12/15/2017	(20,000)	17.0582	Open Market Sale
12/18/2017	(3,700)	17.1135	Open Market Sale
12/19/2017	100,000	16.8765	Open Market Purchase
12/19/2017	(200,000)	16.9974	Open Market Sale
12/20/2017	(38,200)	17.1250	Open Market Sale
12/20/2017	(161,800)	17.0907	Open Market Sale
12/21/2017	(149,257)	17.4090	Open Market Sale
12/22/2017	(162,438)	16.6236	Open Market Sale
12/26/2017	(209,170)	16.5883	Open Market Sale
12/27/2017	(80,214)	16.5405	Open Market Sale
12/28/2017	(200,000)	16.5358	Open Market Sale
12/28/2017	(50,000)	16.5664	Open Market Sale
12/29/2017	(69,100)	16.4943	Open Market Sale
12/29/2017	(40,000)	16.5078	Open Market Sale
1/2/2018	(95,019)	17.4329	Open Market Sale
1/3/2018	(16,400)	17.2349	Open Market Sale
1/5/2018	(140,000)	17.1712	Open Market Sale

Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers’ immediate family members) has traded Shares during the past sixty (60) days on or prior to the Event Date, and from the Event Date to the Filing Date.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.          Material to be filed as exhibits.

Not Applicable.

 SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

January 5, 2018

ATLANTIC INVESTMENT MANAGEMENT, INC.

By:	/s/ Alexander J. Roepers
Name: Alexander J. Roepers
Title: President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).